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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                 SCHEDULE 13D/A


                                 Amendment No. 4
                    Under the Securities Exchange Act of 1934




                      WELLS GARDNER ELECTRONICS CORPORATION
                      -------------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
                           --------------------------
                         (Title or Class of Securities)


                                    949765101
                                 --------------
                                 (CUSIP Number)


                                Susan M. Hermann
                             Pedersen & Houpt, P.C.
                               161 North Clark St.
                                   Suite 3100
                             Chicago, Illinois 60601
                                 (312) 641-6888
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Received Notices and Communications)


                                 August 28, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
CUSIP No. 949765101
===================



1)   Name of Reporting Person:
     James J. Roberts, Jr.


2)   Check the Appropriate Box if a member of a Group:
     (a) |X|
     (b) |_|


3)   SEC Use Only


4)   Source of Funds (See Instructions):
     N/A


5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)    |_|


6)   Citizenship or Place of Organization:
     U.S.A.


Number of Shares Beneficially Owned by Each Reporting Person With:

7)   Sole Voting Power:                  0 (0%)


8)   Shared Voting Power:                204,934 (3.4%)


9)   Sole Dispositive Power: 0 (0%)


10)  Shared Dispositive Power:           203,318 (3.4%)


11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
     204,934 (3.4%)

CUSIP No. 949765101
===================



12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|


13)  Percent of Class Represented by Amount in Row (11): 3.4%


14)  Type of Reporting Person:
     IN

CUSIP No. 949765101
===================



1)   Name of Reporting Person:
     James J. Roberts Trust UA Dated 01-23-91, James J. Roberts, Jr., Trustee


2)   Check the Appropriate Box if a member of a Group:
     (a) |X|
     (b) |_|


3)   SEC Use Only


4)   Source of Funds (See Instructions):
     N/A


5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)     |_|


6)   Citizenship or Place of Organization:
     Illinois


Number of Shares Beneficially Owned by Each Reporting Person With:

7)   Sole Voting Power:                  0 (0%)


8)   Shared Voting Power:                81,318 (1.4%)


9)   Sole Dispositive Power: 0 (0%)


10)  Shared Dispositive Power:           81,318 (1.4%)


11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
     81,318 shares (1.4%)

CUSIP No. 949765101
===================



12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|


13)  Percent of Class Represented by Amount in Row (11): 1.4%


14)  Type of Reporting Person:
     OO

CUSIP No. 949765101
===================



1)   Name of Reporting Person:
     James J. Roberts Trust UA 12-14-94, James J. Roberts, Jr., Trustee


2)   Check the Appropriate Box if a member of a Group:
     (a) |X|
     (b) |_|


3)   SEC Use Only


4)   Source of Funds (See Instructions):
     N/A


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
     |_|


6)   Citizenship or Place of Organization:
     Illinois


Number of Shares Beneficially Owned by Each Reporting Person With:

7)   Sole Voting Power:                  0 (0%)


8)   Shared Voting Power:                75,012 (1.3%)


9)   Sole Dispositive Power: 0 (0%)


10)  Shared Dispositive Power:           75,012 (1.3%)


11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
     75,012 shares (1.3%)

CUSIP No. 949765101
===================



12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|


13)  Percent of Class Represented by Amount in Row (11): 1.3%


14)  Type of Reporting Person:
     OO

CUSIP No. 949765101
===================



1)   Name of Reporting Person:
     John R. Blouin


2)   Check the Appropriate Box if a member of a Group:
     (a) |X|
     (b) |_|


3)   SEC Use Only


4)   Source of Funds (See Instructions):
     N/A


5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)     |_|


6)   Citizenship or Place of Organization:
     U.S.A.


Number of Shares Beneficially Owned by Each Reporting Person With:

7)   Sole Voting Power:                  0 (0%)


8)   Shared Voting Power:                204,934 (3.4%)


9)   Sole Dispositive Power:             1,616 (0.3%)


10)  Shared Dispositive Power:           203,318 (3.4%)


11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
     204,934 shares (3.4%)

CUSIP No. 949765101
===================




12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|


13)  Percent of Class Represented by Amount in Row (11): 3.4%


14)  Type of Reporting Person:
     IN

                         AMENDMENT NO. 4 TO SCHEDULE 13D

     The undersigned hereby amend their Schedule 13D initially filed November 18, 1999 and as amended on February 14, 2001, February 14, 2002 and February 14, 2003 (the "Schedule 13D") relating to the common stock (the "Common Stock") of Wells-Gardner Electronics Corporation ("WGA"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. The purpose of this Amendment No. 4 is to report a change in the shares of Common Stock beneficially owned by the Reporting Persons since the filing of Amendment No. 3 to Schedule 13D on February 14, 2003.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     The percentage calculations set forth in this Item 5 are based on 5,967,754 shares of Common Stock outstanding as of August 11, 2002 as disclosed in the WGA Quarterly Report on Form 10-Q filed on that date.

     On August 28, 2003, Mr. Roberts sold 500,000 shares of Common Stock held by the James J. Roberts, Jr. Trust UA dated 1-23-91 (the "1991 Roberts Trust"). As a result of the sale, Mr. Roberts beneficially owns 204,934 shares of the Common Stock as follows: (i) 46,988 shares of Common Stock owned directly by Mr. Roberts, individually, including 2,238 shares of Common Stock issued as a dividend in April 2003; (ii) 81,318 shares of Common Stock held by the 1991 Roberts Trust, including 27,682 shares of Common Stock issued as a dividend in April 2003 and (iii) 75,012 shares of Common Stock held by the James J. Roberts, Jr. Trust UA dated 12-14-94 (the "1994 Roberts Trust") including 3,639 shares of Common Stock issued as a dividend in April 2003. Mr. Roberts is trustee of both the 1991 Roberts Trust and the 1994 Roberts Trust. Including the shares of Common Stock beneficially owned by Mr. Blouin, as to which Mr. Roberts shares voting control on specified matters, Mr. Roberts may be deemed to beneficially own 3.4% of the outstanding Common Stock. Mr. Roberts has the sole power to dispose of or to direct the disposition of 203,318 shares of Common Stock. The power to vote or direct the vote of such shares is shared pursuant to the Voting Rights Agreement dated August 30, 1999. Mr. Roberts otherwise disclaims beneficial ownership of any shares owned by Mr. Blouin.

     Mr. Blouin beneficially owns directly 1,616 shares of Common Stock, including 836 shares of Common Stock owned by him in joint tenancy with his wife and including 77 shares of Common Stock issued to Mr. Blouin as a dividend in April 2003. The shares of Common Stock beneficially owned by Mr. Blouin represent less than one percent of the outstanding Common Stock as of November 8, 2002. Including the shares of Common Stock beneficially owned by the other Reporting Persons, as to which Mr. Blouin shares voting control on specified matters, Mr. Blouin may be deemed to beneficially own 3.4% of the outstanding Common Stock. Mr. Blouin has the sole power (or joint power with his wife) to dispose of or to direct the disposition of 1,616 shares of Common Stock. The power to vote or direct the vote of such shares is shared pursuant to the Voting Rights Agreement dated August 30, 1999. Mr. Blouin otherwise disclaims beneficial ownership of any shares owned by the other Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     On July 17, 2003, Mr. Roberts executed a Stock Purchase Agreement (the "Agreement") for the sale of 500,000 shares of Common Stock to Robin Investment Group, Inc. (the "Buyer") at a purchase price of $2.30 per share for an aggregate total purchase price of $1,150,000.00. The Agreement provided that the Buyer was to return to Mr. Roberts any shares of Common stock which it had not sold during a period of thirty trading days after the purchase closing date. The Buyer had sold all shares purchased from Mr. Roberts on August 28, 2003, within the thirty-trading-day period, so no shares of Common stock were returned to Mr. Roberts.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 20.1 Stock Purchase Agreement between James J. Roberts, Jr. and Rubin Investment Group, Inc., dated July 17, 2003.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated: September 4, 2003


                                         JAMES J. ROBERTS, JR.,
                                         AS TRUSTEE OF THE JAMES J. ROBERTS, JR.
                                         TRUST UA DATED 01-23-91


/s/ John R. Blouin                       /s/ James J. Roberts, Jr.
-------------------------                -------------------------
John R. Blouin                           James J. Roberts, Jr.






                                         JAMES J. ROBERTS, JR.,
                                         AS TRUSTEE OF THE JAMES J. ROBERTS, JR.
                                         TRUST UA DATED 12-14-94


/s/ James J. Roberts, Jr.                /s/ James J. Roberts, Jr.
-------------------------                -------------------------
James J. Roberts, Jr.                    James J. Roberts, Jr.